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June 29, 2010	Andrew Wilkins
617-951-7392
Andrew.Wilkins@ropesgray.com
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: GMO Trust (File Nos. 2-98772 and 811-04347)
Ladies and Gentlemen:
Transmitted herewith for filing by means of electronic submission on behalf of GMO Trust (the “Trust”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 142 to the Trust’s Registration Statement under the Securities Act and Amendment No. 179 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 142/179”), including: (i) a GMO Trust Prospectus and Statement of Additional Information (relating to forty-six of the sixty-two series of the Trust); (ii) a GMO Trust Class M Shares Prospectus and Statement of Additional Information (relating to Class M shares of five of the sixty-two series of the Trust); (iii) a Supplement Regarding Multiple Classes; (iv) the signature page; and (v) exhibits. No information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.
This Amendment No. 142/179 is being filed in connection with the Trust’s annual update, for the purposes of (i) implementing comments provided to us by Linda Stirling, the Trust’s SEC staff reviewer with respect to Post-Effective Amendment No. 140 to the Trust’s Registration Statement under the Securities Act and Amendment No. 176 to the Trust’s Registration Statement under the 1940 Act, filed on April 30, 2010 pursuant to Rule 485(a)(1) of the Securities Act (“Amendment No. 140/176”), and (ii) making certain non-material changes to Amendment No. 140/176. Pursuant to the provisions of Rule 485(b) under the Securities Act, it is intended that this Amendment No. 142/179 become effective on June 30, 2010.
We have assisted the Trust in the preparation of this Amendment No. 142/179 and believe that this Amendment No. 142/179 does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the Securities Act.

Securities and Exchange Commission	June 29, 2010
If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7392.
Very truly yours,
/s/ Andrew Wilkins
Andrew Wilkins
Enclosures

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq.
Elizabeth J. Reza, Esq.